Exhibit 12.1

GENCO SHIPPING & TRADING LIMITED
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands of dollars, except ratios)

	Genco Successor Company (1)						Genco Predecessor Company (1)
	For the Three Months ended March 31, 2018	For the Year Ended 2017	For the Year Ended 2016	For the Year Ended 2015	For the Period July 9, 2014 to December 31, 2014		For the Period January 1, 2014 to July 9, 2014		For the Year Ended 2013

Earnings:
Net loss	(55,813)	(58,725)	(217,757)	(254,368)	(213,358	)(3)	(1,013,250	)(2)	(157,021)
Adjustments:
Fixed charges	8,278	31,102	29,017	21,007	8,308		41,613		88,766
Plus amortization of capitalized interest	10	42	42	25	1	(4)	247		474
Less capitalized interest	—	—	—	(372)	(400)		(295)		—

Earnings	$(47,525)	$(27,581)	$(188,698)	$(233,708)	$(205,449)		$(971,685)		$(67,781)

Fixed Charges:
Interest expense and capitalized interest	7,551	28,172	25,606	18,025	7,175		36,895		79,100
Amortization of deferred financing costs	573	2,325	2,847	2,379	845		4,461		9,116
Interest component of rent expense	154	605	564	603	288		257		550

Total fixed charges	$8,278	$31,102	$29,017	$21,007	$8,308		$41,613		$88,766

Ratio of earnings to fixed charges (5)	N/A	N/A	N/A	N/A	N/A		N/A		N/A

Deficiency of earnings available to cover fixed charges (5)	$55,803	$58,683	$217,715	$254,715	$213,757		$1,013,298		$156,547

(1) As a result of our bankruptcy we adopted fresh start reporting on July 9, 2014 in accordance with provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, “Reorganizations” (“ASC 852”). The period from July 9 to December 31, 2014 (“Genco Successor Company”) and the period from January 1 to July 9, 2014 (“Genco Predecessor Company”) are distinct reporting periods as a result of our emergence from bankruptcy on July 9, 2014 as reported in our consolidated financial statements. Our financial condition and results of operations from and after July 9, 2014 are not comparable to the financial condition or results of operations reflected in its other historical financial statements shown due to the application of fresh start reporting.

(2) The net effect of all fresh start accounting adjustments and other reorganization items resulted in a loss of $1,013,250, which is reflected in the statement of operations fot the period January 1, 2014 to July 9, 2014.

(3)The statement of Operations includes a charge of $166,067 for impairment of goodwill, which is reflected in the statement of operations fot the period July 9, 2014 to December 31, 2014.

(4) Amortization of capitalized interest incurred by the Predecessor for any ship that was revalued to fair market value upon emergence from Bankruptcy was eliminated.

(5) The ratio of earnings for the quarter ended March 31, 2018, for the years ended December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2013, the Period from July 9, 2014 to December 31, 2014 and the Period from Janaury 1, 2014 to July 9, 2014 were inadequate to cover fixed charges.  The deficiancy of earnings indicated for each period would have been necessary to bring the ratio of earnings to fixed charges to 1.0.